TRG Latin America Acquisitions Corp.

65 East 55th St., 15th Floor
New York, NY 10022

February 23, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRG Latin America Acquisitions Corp.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-293354)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-293354) filed by TRG Latin America Acquisitions Corp. on February 20, 2026:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Adam Berkaw of Ellenoff Grossman & Schole LLP at (212) 370-1300. Thank you for your assistance.

Sincerely,

/s/ Nicolas Rohatyn
Nicolas Rohatyn
Chief Executive Officer